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                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               1300 HALL BOULEVARD
                              BLOOMFIELD, CT 06002

                                  APRIL 6, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:      MetLife Insurance Company of Connecticut ("MetLife")
               Form S-3 Registration Statement
               Pre-Effective Amendment No. 1 under the Securities Act of 1933 File No. 333-178885

Dear Sir or Madam:

     MetLife is filing, contemporaneously with this letter, Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, to the above-referenced Registration Statement on Form S-3.

     In connection with this filing, MetLife acknowledges that:

     1. It is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

     3. MetLife may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Sincerely,

                                      /s/ Bennett Kleinberg
                                      -------------------------------
                                      Bennett Kleinberg
                                      Title: Vice President and Senior Actuary